5/2.

05007632

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hoya Corp.

*CURRENT ADDRESS

PROCESSED
MAY 04 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34801 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/05

File No:82-34801

HOYA

April 20, 2005

FINANCIAL REPORT 2005

A R/S 3-31-05

For the year ended March 31, 2005

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used in the year ended March 31, 2005 are unaudited.
3. These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

Annual Financial Highlights (unaudited)

April 20, 2005

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the years ended March 31, 2005 and 2004

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Years ended March 31, 2005	2004	Variance (%)
Net sales	308,172	271,443	13.5
Operating income	84,920	68,166	24.6
Ordinary income	89,525	66,554	34.5
Net income	64,135	39,548	62.2
Basic net income per share (Yen)	578.84	350.96	
ROE	25.8%	17.8%	
Ordinary income / total assets	27.9%	23.6%	
Ordinary income / net sales	29.1%	24.5%	

Notes : No changes have been made in accounting policy.

(2)Dividends	Years ended March 31, 2005	2004
Annual cash dividends per share (Yen)	160.00	100.00

(3)Financial Position	As of March 31, 2005	2004
Total assets	351,482	289,887
Shareholders' equity	277,889	218,978
Shareholders' equity ratio	79.1%	75.5%
Shareholders' equity per share (Yen)	2,494.37	1,967.60

(4)Conditions of Cash Flow	2005	2004
Net cash provided by operating activities	76,000	78,743
Net cash used in investing activities	-35,524	-28,338
Net cash provided by (used in) financing activities	-11,692	-42,853
Cash and cash equivalents at end of period	112,874	80,425

Ref:Performance of HOYA CORPORATION for the years ended March 31, 2005 and 2004

	2005	2004	Variance(%)
Net sales	224,608	183,771	22.2
Operating income	35,131	28,341	24.0
Ordinary income	46,536	33,610	38.5
Net income	24,967	15,558	60.5
EPS (Yen)	225.55	138.24	
Total assets	222,313	209,673	
Shareholders' equity	159,316	143,617	

1.Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 58 consolidated subsidiaries (6 in Japan and 52 overseas) and five affiliates (5 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the five affiliates, one (1in Japan) is accounted for using the equity method (as of March 31, 2005).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional holding companies in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to HOYA HOLDINGS, N.V. so that the headquarters control global financial matters.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Holding company)
North America
(Holding company)
Europe
(Holding company & Financial Headquarters)
Legal and Financial Support
Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Laser equipments for industrial, dental, and medical purposes Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division
EYECARE
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
HOYA CORPORATION
Medical Division
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
products
products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
RADIANT IMAGES, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
HOYA CRYSTAL, INC.
and, Vision Care North America Branches
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR - TECHNOLOGIES CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 3 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS

Italic : affiliates accounted for by the equity method

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management
"Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

3. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

4. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

5. Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

6. Basic approach to corporate governance and measures being promoted

1) Basic approach

The Company is aware that corporate governance is one of the issues of highest priority in business management and has thus far promoted initiatives for numerous reforms. We aim to maximize shareholders value and enhance management efficiency based on the concept that "the company is the possession of the shareholders" and have furthermore established supervisors to monitor operations from the perspective of the shareholders and receive their advice when required in order to avoid implementing business operations that solely reflect the Company's own logic. At the same time, we have been promoting the separation of management supervision and operations and an acceleration in decision making.

2) Conditions of other measures

(1) Conditions of the corporate governance infrastructure

a) Reduction in the number of directors and participation in management by outside directors

We began gradually decreasing the number of directors in 1989 in order to be able to avoid having the Board of Directors become a mere façade and stimulate thoroughgoing and lively discussion.

We promoted the separation of management supervision and operations within an organizational configuration consisting of a divisionalized and company system and operations were executed centered in the heads of the operating divisions.

Meanwhile, in order to prevent promoting decision making based only on our own internal logic, we have had outside directors join us since 1995 so as to assure that voices could be heard without regard to internal hierarchy and human relationships and have made it possible for them to supervise management and provide advice. We further increased outside directors to three in 2001.

The overall number of directors at that time was six, the smallest number ever, and, at the same time, we equalized the number of internal and outside directors. Prompted by this, we established discretionary Remuneration and Nomination Committees centered in the outside directors, creating a structure in which the Company would receive the impartial judgments of the outside directors from the perspective of the shareholders. The Company had thus already established a structure similar to a "committee-establishing company" before the actual transformation.

b) Transformation to a committee-establishing company

We transformed the Company to a committee-establishing company in June 2003. Through the extensive transfer of executive officer decision-making authority by the Board of Directors, it became possible for the executive officers to carry out management rapidly and effectively with the aim of improving performance and a reinforcement of the supervisory functions implemented by the three committees, the Nomination, Remuneration and Audit Committees, was sought based on the impartial decisions of the outside directors invited in from the outside.

Together with the transformation to a committee-establishing company, the outside directors were increased two from three to five, thus making up a majority share, the first such case for any listed companies in the domestic market. In addition, since the Company was first founded, the first female director was appointed with anticipation of advice also from the perspective of a woman.

The three executive officers elected by the Board of Directors also serve concurrently internal directors.

<Corporate Governance Structure>


General Meeting of Shareholders
elected
<Board of Directors>
Internal directors: 3 (serving concurrently as executive officers)
Outside directors: 5
Remuneration Committee 5 outside directors
Collaboration & mutual monitoring
Nomination Committee 5 outside directors
Collaboration & mutual monitoring
Audit Committee 5 outside directors
Election
Supervision & advice
<Executive officers>
President
Executive officers
(3 internal directors)
Execution of operations
Operations Divisions
Remuneration Committee Secretariat
Nomination Committee Secretariat
Audit Committee Secretariat

c) Overview of the committees

The Nomination Committee decides upon proposals for the election and dismissal not only of directors but also executive officers. The Remuneration Committee decides the compensation of directors and executive officers. The Audit committee receives reports and explanations from the accounting auditors, verifies the financial statements, etc., monitors and verifies the internal control system and checks the conditions of operations and assets with the collaboration of the divisions in charge of internal control.

These three committees are all composed solely of the five outside directors and all of the outside directors participate in all of the committees as outside directors. The three committees undertake the mutual monitoring of the directors and the monitoring of the executive officers while promoting cooperation, thereby further enhancing corporate governance functions.

d) Placement of staff to assist outside directors

An Audit Committee Secretariat has been established as an organization to assist the auditing functions of the committee-establishing company.

The Audit Committee has a full-time secretariat with three employees. The Remuneration and Nomination Committees have an secretariat with one employee each concurrently in operations in charge of personnel affairs.

e) Operation execution and monitoring and internal control mechanism

Meetings of the Board of Directors are convened every month except February and August and a structure has been set up so that, while engaging in lively discussion, the outside directors monitor the execution of operations by the executive officers.

The three internal directors at the Company serve concurrently as executive officers and execute operations. Specifically, day-to-day operations are executed primarily by the general managers of the operating divisions. Each of the divisions provides detailed reports to the executive officers and measures for dealing with problem areas are debated at the regular business activity report meetings held once a month.

The HOYA Conduct Standards, based on the Group's business philosophy and basic management principles, were enacted in 1997 as a code of conduct that applies to all employees. They establish guiding principles to assure that the executives and employees conduct themselves in accordance with rigid professional ethics in the performance of their day-to-day work duties.

Furthermore, the HOYA Help Line, an in-house organization for reporting and consulting, was established in 2003 to deal with conduct that violates the code of conduct. Its purpose is to assure the soundness of the entire Group through the early detection of violations of the code of conduct, laws, prompt notification to the top management and disposition of the problem, while maximum respect is given to ensure the protection and anonymity of those who report problems. The HOYA Help Line is an exclusive organization set up at the HOYA headquarters and it also serves as a contact point for outside attorneys.

f) Conditions of attorneys, accounting auditors and other third parties (conditions of involvement in the company corporate governance system)

The Company maintains a close relationship with a number of attorneys and, when required, receives their advice as appropriate. The auditing firm, Tohmatsu & Co. has been appointed as the Company's accounting auditor and, besides periodic auditing, it responds to consultation as required and also strives to realize transparency and accuracy in accounting audits. For tax-related operations, the Company has concluded contracts with outside professionals and receives their advice as required.

(2) Summary of human, capital, transaction relationships and other vested interests between the Company and outside directors

There are no vested interests worthy of note. Importance is placed on the following points in the selection of candidates for outside directors.

- Persons who have sufficient experience in management, are cosmopolitan in outlook and are able to see things impartially from the perspective of the shareholders
- Persons who, rather than in formal name only, actually attend the Company's Board meetings, participate actively in discussion, are empathetic and willing to express their views

(3) Conditions of implementation of initiatives during the most recent year for the enhancement of corporate governance at the Company

Important meetings held during the term (April 1, 2004 – March 31, 2005)

- General Meeting of Shareholders: 66th Annual General Meeting of Shareholders, June 18, 2004
- Meetings of the Board of Directors: 10 meetings
- Meetings of the Remuneration Committee: 9 meetings
- Meetings of the Nomination Committee: 5 meetings
- Meetings of the Audit Committee: 9 meetings

3) Remuneration of executive officers

The compensation of the Company's directors and executive officers during the term is as indicated below.

Personnel as of the end of the term consisted of eight directors, of which three serve as executive officers as well as internal directors. There were no relocations during the term. The total amount of remuneration of those serving concurrently as both directors and executive officers is entered in the space for executive officers.

Category	Director		Executive officer		Total	
	Relevant personnel (person)	Amount paid (million yen)	Relevant personnel (person)	Amount paid (million yen)	Relevant personnel (person)	Amount paid (million yen)
Fixed amount as resolved by the Remuneration Committee	5	50	3	73	8	123
Not fixed amount as resolved by the Remuneration Committee	—	—	3	180	3	180
Total	—	50	—	253	—	303

4) Remuneration of auditors

The remuneration of the Company's auditors during the term is as indicated below.

	Payment amount (million yen)
(1) Remuneration to be paid for the audit certification.	54
(2) Amount of remuneration except item (1) above.	6

3. Business Overview

3-1. Results of Operations

(1) General Overview

Results of Operations	Millions of Yen Year ended Mar. 31, 2005
Net sales	308,172
Operating income	84,920
Ordinary income	89,525
Net income	64,135
EPS (Yen)	578.84

A trend of recovery in the business climate centered in manufacturing industries driven by robust sales of digital appliances was evident during the term. Optimism returned to personal consumption even in the domestic market sparked by sales of digital appliances for a number of reasons including record-breaking heat and the Athens Olympics effect. Meanwhile, however, an imbalance emerged between demand and production capacity expanded in response to brisk demand, inducing an restriction of production and a drop in some prices, putting pressure on profits and giving rise to uncertainty regarding the future economic outlook.

In the currency market during the nine-month term under review, the US dollar and Thai baht depreciated by 4.6% and 3.2%, respectively, while the euro appreciated by 2.3%, all against the yen, on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products backed by favorable sales of digital home appliances. In the Eye Care division, though eyeglass lenses slowed in reaction to the good conditions of the previous year in markets overseas, a moderate trend toward recovery was seen in the domestic market. In the Health Care division, performance was steady centered in high-function products, realizing a boost in sales. As a result, consolidated sales during the year under review increased 13.5% year-on-year to 308,172 million yen.

Annual net sales (Million Yen) and average exchange rate (Yen/USD & EURO)


(Million Yen)
(Yen/USD or EURO)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
110.70
111.19
125.89
121.48
132.65
135.73
100.47
110.98
246,293
201,110
236,802
235,265
271,443
308,172
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Net sales
average exchange rate (USD)
(EURO)

Ratio of Net Sales by Business Segment


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the year under review, orders for high precision products expanded in the Electro-Optics sector, major plants remained in full production and revenues also increased. In the Vision Care sector, sales declined in reaction to increased demand stimulated by the reform of the health insurance system during the previous fiscal year. In the Health Care sector, bifocal contact lenses, soft intraocular lenses and other high-function products continued to sell well, resulting in increased revenues. As a result, for the Group overall, operating income, ordinary income and net income for the year increased 24.6%, 34.5% and 62.2% respectively on a year-on-year basis. Together with net sales, all three represented record resultsfor the annual basis.

Net income per share was 578.84 yen, an increase of 227.88 yen on a year-on-year basis.

Profits (Million Yen)


100,000
80,000
60,000
40,000
20,000
0
35,484
48,184
21,860
45,774
23,740
50,874
66,554
39,548
89,525
64,135
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Operating Income
Ordinary Income
Net Income

The management at HOYA strives hard to increase shareholder value in response to shareholder expectations. Considering the results of the fiscal year under review, the management proposes that a year-end dividend for the fiscal year be 90 yen per share. Consequently, the total dividend for the fiscal year, including an interim dividend of 60 yen per share already paid, will amount to 150 yen per share, an increase of 50 yen per share on a year-on-year basis.

(2) Segment Overview

1)Information Technology

Electro-Optics

Annual Net sales of Electro-Optics (Million Yen)


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
90,174
112,341
101,496
111,460
135,071
165,664
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products and sales increased on a year-on-year basis.

Sales of photomasks for semiconductor production increased year-on-year due to an increase in orders for high-precision products and next-generation products under development. In large LCD masks, LCD panel manufacturers launched new-generation commercial production lines and price reductions are occurring in the market due to oversupply; however, the manufacturers were strongly motivated to develop new products and orders for HOYA products also remained vigorous, resulting in increased sales year-on-year.

In glass disks for hard disk drives (HDDs), an expansion in HDD applications to portable music players and other devises stimulated a favorable expansion in demand and sales increased on a year-on-year basis. The sales of the Nippon Sheet Glass Co.,Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included beginning in the 1st quarter, resulting in increase in sales.

In optical products, during the first half of the fiscal year under review, sales of digital cameras and other digital products continued robust growth and sales of our molded aspheric lenses and other optical lenses fared well. Sales increased on a year-on-year basis though the market trend became slow and inventory control started among the camera manufacturers during the second half.

Photonics

Annual Net sales of Photonics (Million Yen)


12,000
10,000
8,000
6,000
4,000
2,000
0
7,247
6,533
7,157
5,485
4,116
10,749
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present fiscal year, which brought a significant increase over the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2) Eye Care

Vision Care

Annual Net sales of Vision Care (Million Yen)


120,000
100,000
80,000
60,000
40,000
20,000
0
71,753
86,198
93,184
94,388
98,203
94,971
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

In the domestic eyeglass lens market, the prolonged stagnation seems to have hit bottom and the trend toward moderate recovery continues. At HOYA, sales grew through value-added enhancement of progressive lenses, coatings and other products. Overall, sales increased on a year-on-year basis.

Overseas, sales growth in the Asia-Oceania region remained solid reflecting the value-added enhancement of products promoted by HOYA. In the United States and Europe, HOYA strengthened its sales of high-value-added products. In Germany, Europe's largest market, however, sales declined in reaction to increased demand stimulated by the reform of the health insurance system during the previous fiscal year. Aggregate sales in overseas markets declined on a year-on-year basis.

As a result, the overall sales of the division decreased on a year-on-year basis.

Health Care

Annual Net sales of Health Care (Million Yen)


36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
19,541
20,129
23,105
26,716
28,380
31,409
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

In terms of contact lenses, within the context of continued price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of bifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses during the term both in Japan and overseas.

3) Lifestyle Refinement

Crystal


Annual Net sales of Crystal (Million Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
10,516
9,942
8,788
6,719
4,321
3,672
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

3-2. Financial Position

	Millions of Yen As of Mar. 31, 2005
Total assets	351,482
Shareholders' equity	277,889
Shareholders' equity ratio	79.1%

At the end of the year under review, current assets increased Yen 39,592 million and also fixed assets increased Yen 21,843 million against the end of the previous year. As a result, total assets increased Yen 61,595 million. Shareholders'equity increased Yen 58,911 million due to decrease of treasury stock as a negative factor of Yen 31,626 million in addition to increase of retained earnings.

3-3. Conditions of Cash Flows

	Millions of Yen Year ended Mar. 31, 2005
Net cash provided by operating activities	76,000
Net cash used in investing activities	-35,524
Net cash provided by (used in) financing activities	-11,692
Cash and cash equivalents at end of period	112,874

Cash flow from operating activities amounted to 76,000 million yen, comprised of 83,466 million yen in income before income taxes and minority interests and 21,660 million yen in depreciation and amortization among others. Cash flow from investment activities amounted to 35,524 million yen in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to 40,476 million yen and used 12,245 million yen for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased 32,449 million yen from the end of the previous fiscal year.

3-4. Management Issues and Business Risks

1. Management Issues Faced by the HOYA Group:

We at HOYA Group hoist maximization of its corporate value as our principal policy and carry out management of the Group with a global perspective in order to acquire top shares in the worldwide market. On steering our manifold business operations, we determine the best combination of our management resources in order to give full play to our competitive edge, technological acumen, development capability and steering force, and face up to improving results.

(1) Flexible Adaptation to Changing Markets and Efficient Implementation of Management Resources

In the manifold business areas of HOYA Group, we will grasp the needs of our customers properly and devise strategies in advance of market competition in order to adapt nimbly and flexibly to moves in customers, markets, products and competition, etc. We realize as important management issues that the HOYA Group allocate management resources of the Group appropriately when judging plant and equipment investment, business tie-ups, M&As, withdrawal from or reduction in business operation, etc.; and we will keenly face up to the issues.

(2) Creation of New Business and Technologies

Securing corporate earnings and maintaining growth is imperative for any business enterprise. To meet such necessity, we realize it is an important management issue not only to expand our existing businesses, but also to introduce vectors for growth different from the existing ones by developing technologies that others cannot imitate and by creating new businesses and business areas.

We will strive ceaselessly to develop technologies that will prevail across the world and products with an enhanced competitive advantage; to explore and create new businesses; and to acquire and nurture talent able to carry our next generation of business.

2. Business Risks

(1) Fluctuation of Exchange Rates - As HOYA Group develops its business on a global scale, if the currencies of those countries in which HOYA Group has major manufacturing operations appreciate, export prices of its products would rise, which would incur an increase in costs on a consolidated basis. If the currencies of those countries in which HOYA has major sales operations depreciate, it would bring about a decrease in sales.

(2) Influence of International Situations - At present, the situation in certain countries, is extremely tense. Hereafter, in the event that movement of people, goods or money were restrained extraordinarily in a certain region, or if certain unexpected events took place in those countries in which HOYA Group has business operations - including changes in the political, economic or legal environments, labor shortages, strikes, or natural calamities, etc., - certain problems may arise in the execution of business operations.

(3) Our Business as in Production Goods - Every part of the Electro-Optics products range, which constitutes a major portion of the HOYA Group revenue, involves intermediate production goods, components or materials. Therefore, growth of the business thereof is affected substantially by the market conditions of such products as semiconductors, LCD panels and HDDs that are manufactured utilizing HOYA Group products, and by that of personal computers and home appliances, etc. that are manufactured utilizing the resultant products.

(4) Emergence of Discounters and Lowering of Prices in the Consumer Goods Sector - In recent years in the eyeglass and contact lens markets, discount shops of an unprecedented type have emerged and brought about a lowering of prices. If the influence of such discount shops swells to an extent that cannot be absorbed by HOYA's cost reduction efforts and strategies for adding high value both in Japan and abroad, the business results and financial condition of HOYA Group might be adversely affected.

(5) Competence for Developing New Products - In the industrial sector to which HOYA belongs, technological advances are swift and HOYA strives at all times to develop state-of-the-art technologies. However, if HOYA Group fails to sufficiently predict changes in the sector and markets or to develop new products that meet customer needs in time, the business results and financial condition of HOYA Group might be adversely affected.

(6) Competition - HOYA Group, which has the top market share for its many products in their respective sectors, is constantly exposed to relentless competition. There is no guarantee that HOYA Group can maintain its overwhelming market share and compete efficiently in future. If customers shift allegiance due to cost pressures or inefficiency of HOYA's competitiveness, the business results and financial condition of HOYA Group might be adversely affected.

(7) Production Capacity - At present, HOYA Group reinforces its production capacity so as to meet orders that exceed existing production capacity in multiple business areas. However, if the setting up of such capacity were delayed for any reason, it would affect not only HOYA's results but also the production and sales plans of its customers, which might bring about increased market share for its competitors, etc., and adversely affect the business results and financial condition of HOYA Group.

(8) New business - New business is important for future growth. In the event that no promising new business is developed, the growth of HOYA Group might not be achieved as planned. Besides, HOYA may carry out mergers and acquisitions as a part of its business strategy. If unexpected obstacles emerge after such acquisition and unscheduled time and costs are required, the business results and financial condition of HOYA Group might be adversely affected.

4. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of Mar.31,		Variance	
	2005	2006	Value	(%)
ASSETS				
Current assets	232,871	193,279	39,592	20.5
Cash and deposits	112,874	80,425	32,449	
Notes and accounts receivable - trade	73,619	67,274	6,345	
Inventories	36,165	32,877	3,288	
Deferred tax assets	6,500	7,066	-566	
Other current assets	4,947	6,982	-2,035	
Allowance for doubtful receivables	-1,235	-1,347	112	
Fixed asstes	118,288	96,445	21,843	22.6
Tangible fixed assets	95,158	78,318	16,840	21.5
Buildings and structures	25,114	22,855	2,259	
Machinery and carriers	45,016	33,076	11,940	
Land	8,937	9,218	-281	
Other tangible fixed assets	16,090	13,167	2,923	
Intangible fixed assets	5,489	4,556	933	20.5
Investments and other assets	17,640	13,570	4,070	30.0
Investment securities	10,383	6,537	3,846	
Deferred tax assets	3,097	3,012	85	
Other assets	4,461	4,509	-48	
Allowance for doubtful receivables	-301	-487	186	
Deferred charges	322	162	160	98.8
Total Assets	351,482	289,887	61,595	21.2
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	70,792	68,252	2,540	3.7
Notes and accounts payable - trade	24,452	25,770	-1,318	
Short-term bank loans	194	486	-292	
Income taxes payable	10,022	14,398	-4,376	
Accrued bonuses to employees	3,917	3,722	195	
Other current liabilities	32,204	23,874	8,330	
Long-term liabilities	1,970	1,934	36	1.9
Reserve for periodic repairs	542	357	185	
Other long-term liabilities	1,427	1,576	-149	
Total Liabilities	72,762	70,187	2,575	3.7
Minority interest	830	721	109	15.1
Common stock	6,264	6,264	-	-
Additional paid-in capital	15,898	15,898	-	-
Retained earnings	268,255	247,175	21,080	8.5
Net unrealized gain on available-for-sale securities	37	-30	67	-
Foreign currency translation adjustments	-4,687	-10,825	6,138	-56.7
Treasury stock - at cost	-7,878	-39,504	31,626	-80.1
Total Shareholders' Equity	277,889	218,978	58,911	26.9
Total	351,482	289,887	61,595	21.2

notes:

Accumulated depreciation	166,626	150,826	(Million Yen)
Guarantees of borrowings and lease obligations for customers	1,369	883	(Million Yen)
Number of shares of treasury stock	967,762	4,857,867	(stocks)

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Years ended Mar. 31,		Variance	
	2005	2004	Value	(%)
Net sales	308,172	271,443	36,729	13.5
Cost of sales	158,023	142,683	15,340	10.8
Gross profit	150,148	128,760	21,388	16.6
Selling, general and administrative expenses	65,228	60,594	4,634	7.6
Operating income	84,920	68,166	16,754	24.6
Non-operating income	6,623	3,829	2,794	73.0
Interest income	1,013	553	460	
Foreign exchange gains	875	-	875	
Equity in earnings of affiliates	3,707	1,699	2,008	
Others	1,026	1,576	-550	
Non-operating expenses	2,017	5,441	-3,424	-62.9
Interest expense	86	189	-103	
Sales Discount	552	638	-86	
Foreign exchange losses	-	2,900	-2,900	
Others	1,378	1,714	-336	
Ordinary income	89,525	66,554	22,971	34.5
Extra-ordinary gains	719	989	-270	-27.3
Gain on sales of property, plant and equipment	194	522	-328	
Gain on sales of investment securities	-	59	-59	
Others	524	406	118	
Extra-ordinary losses	6,779	12,047	-5,268	-43.7
Maintenance of Environment	1,980	-	1,980	
Loss on close of factory	1,263	-	1,263	
Loss on disposal of property, plant and equipment	948	1,899	-951	
Loss on impairment	859	2,040	-1,181	
Additional retirement benefits paid to employees	842	1,089	-247	
Amortization of goodwill	-	3,300	-3,300	
Additional expense incurred to dissolved contributory funded pension plan	-	887	-887	
Loss on write-down of investment securities	-	618	-618	
Others	885	2,210	-1,325	
Income before income taxes and other items	83,466	55,496	27,970	50.4
Income taxes - Current	18,690	18,573	117	0.6
Income taxes - Deferred	531	-2,774	3,305	-
Minority interests in net income	108	148	-40	-27.0
Net income	64,135	39,548	24,587	62.2
Basic net income per share(Yen)	578.84	350.96	227.88	

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2005 A	2005 B	influences
Net sales	Million Yen	308,172	308,864	-692
Operating income	Million Yen	84,920	85,824	-904
Ordinary income	Million Yen	89,525	90,455	-930
Net income	Million Yen	64,135	65,100	-965

2. Average rates of major foreign currencies:

		Years ended Mar. 31,		
		2005	2004	Variance(%)
US Dollar	Yen	107.60	112.76	4.6%
Euro	Yen	135.73	132.65	-2.3%
Thail Baht	Yen	2.68	2.77	3.2%

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar. 31,		
	2005	2004	Variance
Additional Paid-In Capital			
Balance at the beginning of the period	15,898	15,898	-
Adjustment of retained earnings	-	-	-
Appropriations	-	-	-
Balance at the end of the period	15,898	15,898	-
Retained Earnings			
Balance at the beginning of the period	247,175	216,271	30,904
Adjustment of retained earnings	64,135	39,548	24,587
Net income	64,135	39,548	24,587
Appropriations	43,056	8,644	34,412
1. Cash dividends	12,241	8,439	3,802
2. Bonuses to directors	62	169	-107
3. Cancellation of treasury stock	30,702	-	30,702
4. Loss on deposit of treasury stock	49	35	14
Balance at the end of the period	268,255	247,175	21,080

(4) Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar.31,		
	2005	2004	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	83,466	55,496	27,970
Adjustments for:			
Income taxes - paid	-23,257	-2,980	-20,277
Depreciation and amortization	21,660	19,988	1,672
Loss on impairment of long-lived assets	859	2,040	-1,181
Amortization of goodwill	-	3,300	-3,300
Reversal of accrued bonuses to employees	194	191	3
Reversal of accrued retirement benefits	-	-292	292
Provision for (Reversal of) reserve for periodic repairs	184	93	91
Equity in earnings of affiliates	-3,707	-1,699	-2,008
Foreign exchange loss (gain)	-233	1,209	-1,442
Bonus to directors	-63	-169	106
Loss on write-down of investment securities	-	618	-618
Gain on sales of property, plant and equipment and investment securities	-194	-581	387
Loss on disposal of property, plant and equipment and investment securities	948	1,899	-951
Other	553	565	-12
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-5,795	-6,166	371
(Increase) decrease in inventories	-2,467	222	-2,689
(Increase) decrease in other current assets	2,363	-1,860	4,223
Increase (decrease) in notes and accounts payable	-1,629	5,115	-6,744
Increase (decrease) in other current liabilities	3,119	1,753	1,366
Total adjustment			
Net cash provided by operating activities	76,000	78,743	-2,743
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-33,393	-23,211	-10,182
Proceeds from sales of property, plant and equipment	540	813	-273
Purchases of investment securities	-10	-378	368
Proceeds from sales of investment securities	-	102	-102
Purchases of goodwill	-	-3,300	3,300
Increase in investments and other assets	-3,096	-2,718	-378
Decrease in investments and other assets	321	660	-339
Payment for loans	-96	-2,474	2,378
Payment from loans	211	2,168	-1,957
Net cash used in investing activities	-35,524	-28,338	-7,186
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-157	-1,738	1,581
Repayment of long term bank loans	-161	43	-204
Net (increase) decrease in treasury stock	873	-32,503	33,376
Dividends paid	-12,245	-8,433	-3,812
Dividends paid for minority shareholders	0	-155	155
Proceeds from minority interests	-	19	-19
Net cash used in financing activities	-11,692	-42,853	31,161
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,783	7,552	21,231
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,665	-3,198	6,863
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	-	377	-377
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	80,425	75,694	4,731
CASH AND CASH EQUIVALENTS AT END OF YEAR	112,874	80,425	32,449

(5) Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 58 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity met (In comparison to March 31, 2004)

1) Scope of consolidation : 3 companies increased in total.

3 companies increased due to the establishment:	HOYA ELECTRONICS KOREA CO. LTD. (Korea) HOYA GLASSS DISK VIETNAM LTD. (Vietnam) HOYA LENS OF NEW ORLEANS, INC. (USA)
1company increased due to the acquisition :	RADIANT IMAGES, INC. (USA)
1company decreased due to the closing:	KOREA OPTICAL GLASS CO., LTD. (Korea)

2) Application of the equity method
None

	as of Mar. 31, 2005	as of Mar. 31, 2004	variance
Consolidated subsidiaries	58 (do 6, os52)	55 (do 6, os49)	+3 (do-, os +3)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)
Total Hoya Group	63	60	+3
(accounted for by the equity method)	(1)	(1)	(-)

(do : domestic, os : overseas)

2. Changes in accounting policies

None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen Years ended Mar. 31,	
	2005	2004
Cash and deposits	112,874	80,425
Marketable securities	-	-
Total	112,874	80,425

2. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Increase of Proxy Rights:

Year ended Mar. 31, 2005

None

Year ended Mar. 31, 2004

HOYA-SCHOTT CORPORATION (as of June 30, 2003)

(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

3. Details of Important Non-financial Trading

Year ended Mar.31, 2005	Millions of Yen
Cancellation of treasury stock	30,702

(with effect on June 1, 2004 for 3,775,400 shares)

Year ended Mar.31, 2004

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

		As of Mar. 31,					
		2005			2004		
Available-for-sale		Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securities of which *fair value* exceeds *cost*	Marketable Equity securitie	159	308	148	159	230	70
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	159	308	148	159	230	70
Securities of which *fair value* does NOT exceed *cost*	Marketable Equity securitie	-	-	-	-	-	-
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	-	-	-	-	-	-
Total		159	308	148	159	230	70

2. Condition of sales of marketable securitiearket during this fiscal year:

(Millions of Yen)

	Years ended March 31,	
	2005	2004
Value of sales	-	102
Total of gains from sales	-	59
Total of losses from sales	-	-

3. Investment securities of without market values:

(Millions of Yen)

	As of Mar. 31,	
	2005	2004
Non-marketable stock of subsidiaries	9,486	5,689
Non-marketable equity securities	588	617

4. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen As of Mar. 31, 2005	2004
(1) Current deferred tax assets and liabilities		
Deferred tax assets		
Inventories - intercompany unrealized profits	2,166	1,604
Accrued bonuses to employees	1,529	1,409
Accrued enterprise taxes	691	1,200
Amortization of goodwill	285	1,493
Other	1,828	1,358
Total amount of deferred tax assets - current	6,500	7,066
(2) Non-current deferred tax assets and liabilities		
Deferred tax assets		
Amortization of goodwill and property, plant and equipment	1,876	2,069
Loss on impairment of long lived assets	861	824
Loss on close of factory	510	-
Allowance for doubtful receivables	117	181
Other	681	859
Total amount of deferred tax assets - fixed	4,047	3,934
Deferred tax liabilities		
Reserve for deferred income taxes on fixed assets	-434	-467
Special depreciation reserve	-313	-289
Net unrealized gain on available-for-sale securities	-35	-
Other	-165	-165
Total amount of deferred tax liabilities - fixed	-949	-922
Net amount of deferred tax assets - fixed	3,097	3,012

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Years ended Mar.31, 2005	2004
Statutory tax rate of the Company	40.4 %	41.7 %
(Adjustment)		
Lower income tax rates applicable to income in certain foreign countries	-13.8	-12.4
Expenses not permanently deductible for income tax purposes	0.4	0.7
Per capita portion	0.1	0.2
Non-taxable dividend income	-2.6	-2.1
Intercompany cash dividend and transactions	0.8	1.6
Equity in earnings of affiliates	-1.8	-1.2
Tax credit on experiment and research expenses	-0.8	-1.1
Other adjustment - net	0.3	1.1
Effective income tax rate	23.0	28.5

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen Years ended Mar.31, 2005	2004
(2) Breakdown of expenses for employees' retirement benefits		
Additional expense incurred to dissolved contributory funded pension plan	-	887
Additional retirement benefits paid to employees	842	1,089
Expenses for employees' retirement benefits	842	1,977

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has adopted impairment accounting for fixed assets :

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen Years ended Mar.31, 2005	2004
Buildings	-	1,004
Machinery	29	461
Furniture and equipment	35	67
Assets on lease	-	276
Others	27	230
Total	92	2,040

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Millions of Yen Years ended Mar.31, 2005	2004
Land	449	-
Buildings and Others	317	-
Total	766	-

5. Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Annual : for the year ended March 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	165,664	10,749	94,971	31,409	3,672	1,706	308,172	-	308,172
Intersegment	526	233	17	0	50	5,054	5,881	(5,881)	-
Total	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
Operating expenses	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
Operating income	63,290	892	17,078	7,141	-420	673	88,655	(3,735)	84,920
Operating margin	38.1%	8.1%	18.0%	22.7%	-11.3%	10.0%	28.2%	-	27.6%
Assets	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
Depreciation	14,729	126	5,899	668	-	81	21,506	154	21,660
Loss on impairment	-	766	-	-	92	-	859	-	859
Capital Expenditures	31,962	191	6,786	737	92	218	39,989	186	40,175
R&D Expenses	7,797	894	1,523	716	25	-	10,957	-	10,957
Number of employees (p)	13,462	226	6,464	601	168	256	21,177	57	21,234

Annual : for the year ended March 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	135,071	4,116	98,203	28,380	4,321	1,350	271,443	-	271,443
Intersegment	80	0	18	0	61	5,803	5,964	(5,964)	-
Total	135,152	4,116	98,221	28,381	4,383	7,154	277,408	(5,964)	271,443
Operating expenses	89,982	4,192	80,724	22,108	4,879	6,546	208,434	(5,157)	203,277
Operating income	45,169	-76	17,496	6,272	-496	607	68,973	(807)	68,166
Operating margin	33.4%	-1.9%	17.8%	22.1%	-11.3%	8.5%	24.9%	-	25.1%
Assets	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
Depreciation	13,205	58	5,735	532	351	29	19,913	75	19,988
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
Capital Expenditures	22,246	36	6,915	1,201	224	14	30,638	20	30,659
R&D Expenses	7,376	243	1,342	855	29	-	9,846	0	9,847
Number of employees (p)	11,039	76	5,944	556	169	258	18,042	50	18,092

Ref : Differences between the years ended Mar.31, 2005 and 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	30,593	6,633	-3,232	3,029	-649	356	36,729	-	36,729
Variance	22.6%	161.2%	-3.3%	10.7%	-15.0%	26.4%	13.5%	-	13.5%
Intersegment	446	233	-1	0	-11	-749	-83	83	-
Total	31,038	6,866	-3,233	3,028	-661	-394	36,646	83	36,729
Operating expenses	12,917	5,898	-2,815	2,159	-736	-459	16,964	3,011	19,975
Operating income	18,121	968	-418	869	76	66	19,682	(2,928)	16,754
Variance	40.1%	-	-2.4%	13.9%	-	10.9%	28.5%	-	24.6%
Assets	30,398	5,901	-1,317	-543	-906	418	33,953	27,643	61,595
Depreciation	1,524	68	164	136	-351	52	1,593	79	1,672
Loss on impairment	-	766	-	-	-1,948	-	-1,181	-	-1,181
Capital Expenditures	9,716	155	-129	-464	-132	204	9,351	166	9,516
R&D Expenses	421	651	181	-139	-4	-	1,111	0	1,110
Number of employees (p)	2,423	150	520	45	-1	-2	3,135	7	3,142

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Placement of temporary staff, etc.

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to the Photonics sector beginning in the present term. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2005 and 2004 are as follows:

2005	2,873 Million Yen
2004	2,423 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2005 and 2004 are as follows:

2005	75,075 Million Yen
2004	52,594 Million Yen

(2) Geographical Segments

Annual : for the year ended March 31, 2005

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	230,945	30,775	33,803	12,647	308,172	-	308,172
Intersegment	19,048	199	255	89,748	109,252	(109,252)	-
Total	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
Operating expenses	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
Operating income	45,581	62	5,863	31,393	82,900	2,020	84,920
Operating margin	18.2%	0.2%	17.2%	30.7%	19.9%	-	27.6%
Assets	165,938	17,128	32,927	104,191	320,185	31,297	351,482

Annual : for the year ended March 31, 2004

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	188,441	33,112	37,485	12,404	271,443	-	271,443
Intersegment	16,789	91	849	60,195	77,926	(77,926)	-
Total	205,231	33,203	38,334	72,599	349,369	(77,926)	271,443
Operating expenses	167,668	31,390	29,293	54,693	283,045	(79,768)	203,277
Operating income	37,562	1,813	9,041	17,906	66,324	1,842	68,166
Operating margin	18.3%	5.5%	23.6%	24.7%	19.0%	-	25.1%
Assets	161,335	19,058	26,691	66,337	273,423	16,463	289,887

Ref : Differences between the years ended Mar.31, 2005 and 2004

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	42,504	-2,337	-3,682	243	36,729	-	36,729
Variance	22.6%	-7.1%	-9.8%	2.0%	13.5%	-	13.5%
Intersegment	2,259	108	-594	29,553	31,326	-31,326	-
Total	44,763	-2,228	-4,276	29,797	68,055	-31,326	36,729
Operating expenses	36,744	-478	-1,098	16,310	51,479	-31,504	19,975
Operating income	8,019	-1,751	-3,178	13,487	16,576	178	16,754
Variance	21.3%	-96.6%	-35.2%	75.3%	25.0%	-	24.6%
Assets	4,603	-1,930	6,236	37,854	46,762	14,834	61,595

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2005 and 2004 are as follows:

   2005 2,561 Million Yen 2004 2,074 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2005 and 2004 are as follows:

   2005 72,840 Million Yen 2004 47,511 Million Yen

(3) Sales to Foreign Customers

Annual : for the year ended Mar. 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	43,519	36,430	61,797	10	141,758
Total Consolidated Net Sales (B)					308,172
Overseas Sales ratio A/B	14.1%	11.8%	20.1%	0.0%	46.0%
Regional Sales ratio	30.7%	25.7%	43.6%	0.0%	100.0%

Annual : for the year ended Mar. 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	38,282	40,168	44,656	11	123,118
Total Consolidated Net Sales (B)					271,443
Overseas Sales ratio A/B	14.1%	14.8%	16.5%	0.0%	45.4%
Regional Sales ratio	31.1%	32.6%	36.3%	0.0%	100.0%

Ref: Differences between the years ended Mar.31, 2005 and 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	5,237	-3,738	17,141	-1	18,640
Total Consolidated Net Sales (B)					36,729
Variance of Overseas Sales	13.7%	-9.3%	38.4%	-9.1%	15.1%

Note: **The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:**

North America: **United States of America, Canada, etc.**
Europe: **Netherlands, Germany, United Kingdom, etc.**
Asia: **Singapore, Republic of Korea, Taiwan, etc.**
Other: **Saudi Arabia, Brazil, etc.**

6. Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

Business Category / Company	Millions of Yen [%] Years ended March 31, 2005		2004		Variance Value	%
Electro-Optics						
Domestic	86,964	(52.5)	77,344	(57.3)	9,620	12.4
Overseas	78,699	(47.5)	57,726	(42.7)	20,973	36.3
total	165,664	[53.8]	135,071	[49.8]	30,593	22.6
Photonics						
Domestic	7,291	(67.8)	2,394	(58.2)	4,897	204.6
Overseas	3,457	(32.2)	1,721	(41.8)	1,736	100.9
total	10,749	[3.5]	4,116	[1.5]	6,633	161.2
Information Technology						
Domestic	94,256	(53.4)	79,739	(57.3)	14,517	18.2
Overseas	82,157	(46.6)	59,448	(42.7)	22,709	38.2
total	176,413	[57.3]	139,187	[51.3]	37,226	26.7
Vision Care						
Domestic	36,601	(38.5)	35,251	(35.9)	1,350	3.8
Overseas	58,370	(61.5)	62,952	(64.1)	-4,582	-7.3
total	94,971	[30.8]	98,203	[36.2]	-3,232	-3.3
Health Care						
Domestic	30,692	(97.7)	28,142	(99.2)	2,550	9.1
Overseas	716	(2.3)	238	(0.8)	478	200.8
total	31,409	[10.2]	28,380	[10.5]	3,029	10.7
Eye Care						
Domestic	67,293	(53.2)	63,393	(50.1)	3,900	6.2
Overseas	59,086	(46.8)	63,190	(49.9)	-4,104	-6.5
total	126,380	[41.0]	126,584	[46.6]	-204	-0.2
Crystal						
Domestic	3,158	(86.0)	3,841	(88.9)	-683	-17.8
Overseas	514	(14.0)	480	(11.1)	34	7.1
total	3,672	[1.2]	4,321	[1.6]	-649	-15.0
Service						
Domestic	1,706	(100.0)	1,350	(100.0)	356	26.4
Overseas	-	(-)	-	(-)	-	-
total	1,706	[0.5]	1,350	[0.5]	356	26.4
Lifestyle Refinement						
Domestic	4,864	(90.4)	5,192	(91.5)	-328	-6.3
Overseas	514	(9.6)	480	(8.5)	34	7.1
total	5,378	[1.7]	5,672	[2.1]	-294	-5.2
Total Net Sales						
Domestic	166,414	(54.0)	148,325	(54.6)	18,089	12.2
Overseas	141,758	(46.0)	123,118	(45.4)	18,640	15.1
Total	308,172	[100.0]	271,443	[100.0]	36,729	13.5

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

7. Changes in Directors and Officers of HOYA CORP.

(With effect on June 17, 2005)

1. Change in Representative Officers
   No change

2. Change in the Other Directors
   1) Candidates for New Directors

Outside Director	Yukiharu Kodama	Presently Chairman of Japan Information Processing Development Corporation (JIPDEC)

It is subject to the election (as a Director) at the 67th Ordinary General Meeting of Shareholders of the Company scheduled for June 17, 2005.

The *Outside Director* in the paragraph above is a director who satisfies the requirements of outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

   2) Retiring Directors

Outside Director	Naotaka Saeki

3. Date of Newly Appointment / Retirement
   June 17, 2005

Exhibit 4

HOYA

2005(平成17)年3月期　第4四半期及び通期　連結決算参考資料
Fact Book 2005 - Consolidated -4th Quarter : Three months & The year ended March 31, 2005

目 次 ・ Table of contents

1. 経営成績・*Results of Operations* (百万円・¥ Million)


年度推移(Annual Transition)
2001.3
2002.3
2003.3
2004.3
2005.3


中間推移(Interim Transition)
2002.9
2003.9
2004.9


四半期推移(Quarter Transition)
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q


4Q推移 (4Q Transition)
2004-4Q
2005-4Q

売上高・Net Sales　営業利益率・Operating Margin　経常利益率・Ordinary Income Ratio　当期純利益率・Return on Sales =ROS

	2001.3	2002.3	2003.3	2004.3	2005.3
売上高・Net Sales	236,802	235,265	246,293	271,443	308,172
営業利益率・Operating Margin	19.1%	18.7%	21.5%	25.1%	27.6%
経常利益率・Ordinary Income Ratio	20.3%	19.5%	20.7%	24.5%	29.1%
当期純利益率・Return on Sales =ROS	9.2%	10.1%	8.1%	14.6%	20.8%

	2002.9	2003.9	2004.9
売上高・Net Sales	123,013	131,699	153,447
営業利益率・Operating Margin	21.6%	23.5%	28.8%
経常利益率・Ordinary Income Ratio	20.3%	23.1%	30.5%
当期純利益率・Return on Sales =ROS	12.1%	14.4%	21.4%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
売上高・Net Sales	61,242	61,771	61,627	61,653	63,913	67,786	68,688	71,057	74,961	78,486	77,786	76,938
営業利益率・Operating Margin	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	24.9%
経常利益率・Ordinary Income Ratio	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	26.6%
当期純利益率・Return on Sales =ROS	11.2%	12.9%	−3.4%	11.9%	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	19.6%

	2004-4Q	2005-4Q
売上高・Net Sales	71,057	76,938
営業利益率・Operating Margin	27.5%	24.9%
経常利益率・Ordinary Income Ratio	26.8%	26.6%
当期純利益率・Return on Sales =ROS	14.4%	19.6%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2005-4Q」は、2005年(平成17年)3月期の第4四半期(2005年1月1日から2005年3月31日まで)の3ケ月間の経営成績あるいは2005年3月31日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1– Sep.30, 3Q : Oct.1 – Dec.31 and 4Q : Jan.1 – Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended March 31, 2005 or condition of finance as of March 31, 2005 in 2005-4Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…58社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成16年3月末)との比較…3社増

・新規設立により3社増加　HOYA ELECTRONICS KOREA CO., LTD (韓国)、HOYA GLASS DISK VIETNAM LTD. (ベトナム)、HOYA LENS OF NEW ORLEANS, INC. (米国)

・買収により1社増加　RADIANT IMAGES, INC. (米国)

・清算により1社減少　KOREA OPTICAL GLASS CO., LTD (韓国)

②会計処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 58 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2004

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : 3 companies increased in total
   3 companies increased due to the establishment: HOYA ELECTRONICS KOREA CO., LTD (Korea), HOYA GLASS DISK VIETNAM LTD. (Vietnam), HOYA LENS OF NEW ORLEANS, INC. (USA)
   1 company increased due to the acquisition : RADIANT IMAGES, INC.(USA)
   1 company decreased due to the closing : KOREA OPTICAL GLASS CO., LTD (Korea)
2. Changes in accounting policy : None

参考	当第4四半期(平成17年3月期) as of Mar. 31, 2005	前　期(平成16年3月期) as of March 31, 2004	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	58 (do 6 , os 52)	55 (do 6 , os 49)	+3 (do — , os +3)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	63	60	+3

※ do：国内・domestic 、os：海外・overseas

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)

一株当たり当期純利益・Earnings Per Share=EPS　総資本経常利益率・Ordinary Income/Total Assets　株主資本当期純利益率・ROE　総資本当期純利益率・Return on Assets =ROA

	2001.3	2002.3	2003.3	2004.3	2005.3
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
株主資本当期純利益率・ROE	11.8%	11.5%	9.0%	17.8%	25.8%
総資本経常利益率・Ordinary Income/Total Asset	19.0%	16.8%	18.4%	23.6%	27.9%
総資本当期純利益率・Return on Assets =ROA	8.6%	8.7%	7.3%	14.0%	20.0%

	2002.9	2003.9	2004.9
一株当たり当期純利益・EPS	127.84	166.21	298.95
株主資本当期純利益率・ROE	6.6%	8.8%	14.0%
総資本経常利益率・Ordinary Income/Total Asset	8.8%	11.3%	15.3%
総資本当期純利益率・Return on Assets =ROA	5.2%	7.0%	10.8%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
一株当たり当期純利益・EPS	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18
株主資本当期純利益率・ROE	3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.6%
総資本経常利益率・Ordinary Income/Total Asset	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%
総資本当期純利益率・Return on Assets =ROA	2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.4%

	2004-4Q	2005-4Q
一株当たり当期純利益・EPS	91.28	135.18
株主資本当期純利益率・ROE	4.8%	5.6%
総資本経常利益率・Ordinary Income/Total Asset	6.7%	6.0%
総資本当期純利益率・Return on Assets =ROA	3.6%	4.4%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)

営業利益・Operating Profit　経常利益・Ordinary Income　当期純利益・Net Income　平均為替レート・Exchange rate(¥／US$)　EURO平均為替レート・Exchange rate(¥/EURO)

	2001.3	2002.3	2003.3	2004.3	2005.3
営業利益・Operating Profit	45,127	43,897	52,982	68,166	84,920
経常利益・Ordinary Income	48,184	45,774	50,874	66,554	89,525
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
平均為替レート・Exchange rate(¥／US$)	111.19	125.89	121.20	112.76	107.60
EURO平均為替レート・Exchange rate(¥/EURO)	-	110.98	121.48	132.65	135.73

	2002.9	2003.9	2004.9
営業利益・Operating Profit	26,549	30,936	44,128
経常利益・Ordinary Income	25,027	30,395	46,771
当期純利益・Net Income	14,845	18,924	32,894
平均為替レート・Exchange rate(¥／US$)	121.99	117.73	110.32
EURO平均為替レート・Exchange rate(¥/EURO)	117.41	134.03	133.67

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
営業利益・Operating Profit	12,598	13,951	13,433	13,000	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,138
経常利益・Ordinary Income	10,848	14,179	12,435	13,412	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,440
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118
平均為替レート・Exchange rate(¥／US$)	123.77	120.22	121.83	119.00	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.25
EURO平均為替レート・Exchange rate(¥/EURO)	116.58	118.24	122.68	128.44	136.94	131.11	130.22	132.33	132.47	134.87	137.95	137.62

	2004-4Q	2005-4Q
営業利益・Operating Profit	19,551	19,138
経常利益・Ordinary Income	19,068	20,440
当期純利益・Net Income	10,205	15,118
平均為替レート・Exchange rate(¥／US$)	107.13	105.25
EURO平均為替レート・Exchange rate(¥/EURO)	132.33	137.62

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2001.3	2002.3	2003.3	2004.3	2005.3	2002.9	2003.9	2004.9	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2004-4Q	2005-4Q
情報通信分野	Electro-Optics	47.4%	43.1%	45.3%	49.8%	53.8%	44.4%	47.9%	53.8%	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.2%	52.8%	53.2%
(Information Technology)	Photonics	2.8%	3.1%	2.2%	1.5%	3.5%	2.5%	1.7%	3.8%	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	3.1%	0.9%	3.1%
アイケア分野	Vision Care	36.4%	39.6%	38.3%	36.2%	30.8%	38.4%	37.3%	30.4%	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.8%	34.4%	31.8%
(Eye Care)	Health Care	8.5%	9.8%	10.9%	10.4%	10.2%	10.8%	10.8%	10.3%	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.2%	10.1%	10.2%
生活文化分野	Crystal	4.2%	3.7%	2.7%	1.6%	1.2%	3.3%	1.8%	1.2%	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	1.1%	1.3%	1.1%
(Lifestyle Refinement)	Service	0.7%	0.7%	0.6%	0.5%	0.5%	0.6%	0.5%	0.5%	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.6%	0.5%	0.6%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3	2002.9	2003.9	2004.9	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2004-4Q	2005-4Q
北米・North America	14.5%	15.7%	14.5%	12.2%	10.0%	15.0%	13.4%	10.3%	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.4%	10.8%	9.4%
欧州・Europe	10.5%	12.3%	13.2%	13.8%	11.0%	12.4%	13.6%	10.4%	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	11.6%	13.2%	11.6%
アジア・Asia	3.7%	4.2%	4.8%	4.6%	4.1%	4.9%	4.7%	3.9%	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	4.9%	4.7%	4.9%
日本・Japan	71.3%	67.8%	67.5%	69.4%	74.9%	67.7%	68.3%	75.4%	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.1%	71.3%	74.1%

6. 第4四半期　事業の種類別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Business Segment


Jan.1～Mar.31, 2005 VS Jan.1～Mar.31, 2004
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは、圏外のため省略
・Photonics and Service are omitted as they locate outside the map.
ヘルスケア Health Care
ビジョンケア Vision Care
エレクトロオプティクス Electro-Optics
Consolidated Basis
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jan.1, 2005 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	35.5%	9.0%
Photonics	-1.5%	279.3%
Vision Care	17.2%	0.3%
Health Care	20.6%	8.6%
Crystal	-38.0%	-7.9%
Service	9.0%	32.7%
CONSOLIDATED	24.9%	8.3%

Jan.1, 2004 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	33.7%
Photonics	-8.0%	-46.0%
Vision Care	21.3%	1.2%
Health Care	24.0%	6.5%
Crystal	-39.0%	-21.6%
Service	9.7%	-5.0%
CONSOLIDATED	27.5%	15.3%

7. 第4四半期　所在地別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Geographical Segment


Jan.1～Mar.31, 2005 VS Jan.1～Mar.31, 2004
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
Consolidated Basis
日本・Japan
アジア・Asia
欧州・Europe
北米・North America
下の円は、前年第4四半期を示しています。
今四半期は営業損失及び圏外にあるため省略。
The below circle shows the position for 2005-4Q.
The 2005-4Q circle is omitted as it locates outside the map.
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jan.1, 2005 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	15.3%	12.6%
北米・North America	-2.3%	-5.8%
欧州・Europe	15.7%	-4.9%
アジア・Asia	28.3%	12.2%
CONSOLIDATED	24.9%	8.3%

Jan.1, 2004 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.4%	23.4%
北米・North America	9.8%	-10.5%
欧州・Europe	25.0%	3.6%
アジア・Asia	31.6%	12.5%
CONSOLIDATED	27.5%	15.3%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Service
Crystal


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care


四半期毎の推移 (Quarter Transition)
Service
Photonics
Crystal


4Q推移 (4Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal

Electoro-Optics　Photonics　Vision Care　Health Care　Crystal　Service

		2001.3	2002.3	2003.3	2004.3	2005.3
情報通信分野	Electro-Optics	30.8%	27.3%	30.8%	33.4%	38.1%
(Information Technology)	Photonics	-13.6%	-6.5%	-10.7%	-1.9%	8.1%
アイケア分野	Vision Care	12.3%	15.5%	16.0%	17.8%	18.0%
(Eye Care)	Health Care	11.1%	14.3%	19.0%	22.1%	22.7%
生活文化分野	Crystal	2.9%	0.0%	-0.2%	-11.3%	-11.3%
(Lifestyle Refinement)	Service	3.2%	5.4%	5.3%	8.5%	10.0%

		2002.9	2003.9	2004.9
情報通信分野	Electro-Optics	30.5%	32.7%	39.7%
(Information Technology)	Photonics	-15.3%	-2.3%	12.9%
アイケア分野	Vision Care	17.4%	15.9%	17.3%
(Eye Care)	Health Care	19.0%	22.6%	24.2%
生活文化分野	Crystal	4.9%	-3.8%	1.4%
(Lifestyle Refinement)	Service	5.7%	6.5%	9.7%

		2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
情報通信分野	Electro-Optics	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%	35.5%
(Information Technology)	Photonics	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%	-1.5%
アイケア分野	Vision Care	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%	17.2%
(Eye Care)	Health Care	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%	20.6%
生活文化分野	Crystal	8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%	-38.0%
(Lifestyle Refinement)	Service	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%	9.0%

		2004-4Q	2005-4Q
情報通信分野	Electro-Optics	33.4%	35.5%
(Information Technology)	Photonics	-8.0%	-1.5%
アイケア分野	Vision Care	21.3%	17.2%
(Eye Care)	Health Care	24.0%	20.6%
生活文化分野	Crystal	-39.0%	-38.0%
(Lifestyle Refinement)	Service	9.7%	9.0%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	15.3%	16.9%	14.9%	14.1%	14.1%
欧州・Europe	15.2%	16.2%	15.8%	14.8%	11.8%
アジアおよびその他・Asia	11.6%	10.7%	13.3%	16.5%	20.1%
日本・Japan	57.9%	56.2%	56.0%	54.6%	54.0%

	2002.9	2003.9	2004.9
北米・North America	15.4%	14.6%	14.9%
欧州・Europe	15.5%	14.7%	11.4%
アジアおよびその他・Asia	12.5%	15.4%	19.0%
日本・Japan	56.6%	55.3%	54.7%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
北米・North America	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%	12.6%
欧州・Europe	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%	12.2%
アジアおよびその他・Asia	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%	22.3%
日本・Japan	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%	52.9%

	2004-4Q	2005-4Q
北米・North America	14.5%	12.6%
欧州・Europe	14.1%	12.2%
アジアおよびその他・Asia	18.0%	22.3%
日本・Japan	53.4%	52.9%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2001.3	2002.3	2003.3	2004.3	2005.3
総資産・Total Assets	267,610	278,067	274,288	289,887	351,482
株主資本・Shareholders' Equity	195,333	219,180	224,218	218,978	277,889
株主資本比率・Shareholders' Equity Ratio	73.0%	78.8%	81.7%	75.5%	79.1%

	2002.9	2003.9	2004.9
総資産・Total Assets	291,099	265,734	319,944
株主資本・Shareholders' Equity	227,964	205,213	250,696
株主資本比率・Shareholders' Equity Ratio	78.3%	77.2%	78.4%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
総資産・Total Assets	277,988	291,099	293,641	274,288	290,686	265,734	275,251	289,887	293,699	319,944	329,739	351,482
株主資本・Shareholders' Equity	219,695	227,964	222,735	224,218	233,082	205,213	209,967	218,978	230,648	250,696	260,157	277,889
株主資本比率・Shareholders' Equity Ratio	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	79.1%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2001.3	2002.3	2003.3	2004.3	2005.3
株主数(名)・Number of Shareholders	7,835	6,872	7,459	7,660	7,443
外人持株比率・Ratio of Foreign Shareholders	32.4%	34.2%	38.1%	50.5%	55.6%

	2002.9	2003.9	2004.9
株主数(名)・Number of Shareholders	7,786	7,545	7,169
外人持株比率・Ratio of Foreign Shareholders	36.1%	46.8%	54.4%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
株主数(名)・Number of Shareholders	6,828	7,786	7,684	7,459	7,456	7,545	7,454	7,660	7,584	7,169	6,813	7,443
外人持株比率・Ratio of Foreign Shareholders	34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%	55.6%

（注1）中間期及び期末以外の6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する全発行済株式数が直前四半期末に比べ約378万株減少しています。

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
1株当りキャッシュフロー・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

	2001.3	2002.3	2003.3	2004.3	2005.3
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	464.99	377.57	343.31	576.45	775.10
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
1株当たり配当金・Cash dividends Per Share	50.00	50.00	50.00	100.00	150.00
1株当たり純資産・Shareholders' Equity Per Share	1,680.45	1,886.20	1,945.16	1,967.60	2,494.37

	2002.9	2003.9	2004.9
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	211.46	251.09	390.95
一株当たり当期純利益・EPS	127.84	166.21	298.95
1株当たり配当金・Cash dividends Per Share	25.00	50.00	60.00
1株当たり純資産・Shareholders' Equity Per Share	1,963.19	1,845.23	2,252.35

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	100.67	110.78	24.93	106.99	125.39	125.71	138.88	187.35	194.18	196.73	192.80	191.39
一株当たり当期純利益・EPS	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58	2,252.35	2,336.53	2,494.37

	2004-4Q	2005-4Q
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	187.35	191.39
一株当たり当期純利益・EPS	91.28	135.18
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,967.60	2,494.37

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4Q推移 (4Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price (円・¥)

	2001.3	2002.3	2003.3	2004.3	2005.3
株価収益率・PER	43.73	44.50	41.79	28.92	20.39
株価キャッシュフロー倍率・PCFR	17.55	23.94	20.83	17.61	15.22
株価純資産倍率・PBR	4.86	4.79	3.68	5.16	4.73
期末株価・Stock Price (円・¥)	8,160	9,040	7,150	10,150	11,800

	2002.9	2003.9	2004.9
株価収益率・PER	59.06	52.04	38.64
株価キャッシュフロー倍率・PCFR	35.70	34.45	29.54
株価純資産倍率・PBR	3.85	4.69	5.13
期末株価・Stock Price (円・¥)	7,550	8,650	11,550

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
株価収益率・PER	147.42	109.90	8291.71	116.03	97.24	106.63	105.04	111.20	76.57	77.11	79.89	87.29
株価キャッシュフロー倍率・PCFR	86.62	68.15	333.33	66.83	65.95	68.81	70.85	54.18	58.81	58.71	60.01	61.65
株価純資産倍率・PBR	4.61	3.85	4.33	3.67	4.09	4.69	5.21	5.16	5.51	5.13	4.95	4.73
期末株価・Stock Price (円・¥)	8,720	7,550	8,310	7,150	8,270	8,650	9,840	10,150	11,420	11,550	11,570	11,800

	2004-4Q	2005-4Q
株価収益率・PER	111.20	87.29
株価キャッシュフロー倍率・PCFR	54.18	61.65
株価純資産倍率・PBR	5.16	4.73
期末株価・Stock Price (円・¥)	10,150	11,800

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1999年3月期
(Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640
2000年3月期
(Year ended March 2000)
最高値 H…3月(Mar)¥10,890
最安値 L…9月(Sep.)¥5,520
2001年3月期
(Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥6,560
2002年3月期
(Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720
2004年3月期
(Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690
2005年3月期
(Year ended March 2005)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920
出来高・Trading Volume (千株・Thousand Shares)
株価・Stock Price (円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
当期純利益・Net Income
減価償却費・Depreciation
設備投資額・Capital Expenditure

※2004.3期ならびに2004-4Q期の減価償却費には、営業権償却3,300百万円、固定資産減損処理2,040百万円が含まれております。 / Amortization of goodwill 3,300 million Yen and Loss on impairment 2,040 million Yen are included in Depreciation in 2004.3 and 2004-4Q.

	2001.3	2002.3	2003.3	2004.3	2005.3
減価償却費・Depreciation	32,137	20,104	19,792	25,328	21,660
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
キャッシュフロー・Cash Flow Total	53,997	43,844	39,829	64,876	85,795
設備投資額・Capital Expenditure	39,672	19,585	15,948	30,659	40,175

	2002.9	2003.9	2004.9
減価償却費・Depreciation	9,710	9,663	10,123
当期純利益・Net Income	14,845	18,924	32,894
キャッシュフロー・Cash Flow Total	24,555	28,587	43,017
設備投資額・Capital Expenditure	6,798	10,826	16,894

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
減価償却費・Depreciation	4,823	4,887	5,020	5,061	4,645	5,018	5,027	10,638	4,897	5,225	5,341	6,196
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118
キャッシュフロー・Cash Flow Total	11,691	12,864	2,895	12,378	14,440	14,147	15,446	20,843	21,119	21,896	21,464	21,314
設備投資額・Capital Expenditure	2,664	4,134	4,794	4,354	6,269	4,557	7,965	11,868	9,790	7,103	14,357	8,923

	2004-4Q	2005-4Q
減価償却費・Depreciation	10,638	6,196
当期純利益・Net Income	10,205	15,118
キャッシュフロー・Cash Flow Total	20,843	21,314
設備投資額・Capital Expenditure	11,868	8,923

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2001.3	2002.3	2003.3	2004.3	2005.3
研究開発費・R&D Expenses	7.3	7.3	8.7	9.8	10.9
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.1%	3.5%	3.6%	3.6%

	2002.9	2003.9	2004.9
研究開発費・R&D Expenses	4.2	4.7	5.1
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.5%	3.3%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q
研究開発費・R&D Expenses	2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6	2.5	2.6	3.4	2.4
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	3.2%

	2004-4Q	2005-4Q
研究開発費・R&D Expenses	2.6	2.4
売上高研究開発費比率・R&D Exp./Net Sales	3.7%	3.2%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2001.3	2002.3	2003.3	2004.3	2005.3
手元資金 ・Cash and Cash Equivalents (consolidated)	51,697	66,321	75,694	80,425	112,874
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.4	3.5	3.5	3.8

	2002.9	2003.9	2004.9
手元資金 ・Cash and Cash Equivalents (consolidated)	88,068	62,895	94,660
連結手元流動性(月)・Liquidity(Group) / month	4.3	3.2	3.4

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
手元資金 ・Cash and Cash Equivalents (consolidated)	71,941	88,068	87,434	75,694	81,498	62,895	66,125	80,425	77,158	94,660	90,925	112,874
連結手元流動性(月)・Liquidity(Group) / month	3.5	4.3	4.3	4.0	3.7	3.2	2.8	3.1	3.2	3.3	3.6	4.0

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
短期借入金・Short-term Bank Loans
長期借入金・Long-term Bank Loans
借入金依存度・Debt/Total Assets

	2001.3	2002.3	2003.3	2004.3	2005.3
短期借入金・Short-term Bank Loans	4,630	3,378	2,284	486	194
長期借入金・Long-term Bank Loans	424	569	7	0	-
小計・SUB TOTAL	5,054	3,947	2,291	486	194
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	5,054	3,947	2,291	486	194
借入金依存度・Debt/Total Assets	1.9%	1.4%	0.8%	0.2%	0.1%

	2002.9	2003.9	2004.9
短期借入金・Short-term Bank Loans	3,264	2,050	149
長期借入金・Long-term Bank Loans	417	150	-
小計・SUB TOTAL	3,681	2,200	149
割引手形・Notes Discounted	-	-	-
合計・TOTAL	3,681	2,200	149
借入金依存度・Debt/Total Assets	1.3%	0.8%	0.0%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
短期借入金・Short-term Bank Loans	3,098	3,264	2,549	2,284	2,201	2,050	1,297	486	233	149	-	194
長期借入金・Long-term Bank Loans	569	417	15	7	150	150	0	0	10	-	-	-
小計・SUB TOTAL	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	149	-	194
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	149	-	194
借入金依存度・Debt/Total Assets	1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	-	0.1%

19. 棚卸資産・Inventories (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
棚卸資産[期末在高]
・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2001.3	2002.3	2003.3	2004.3	2005.3
棚卸資産[期末在高] ・Inventories [end of period]	36,506	35,595	32,360	32,877	36,165
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	3.2	3.1	2.7	2.6

	2002.9	2003.9	2004.9
棚卸資産[期末在高] ・Inventories [end of period]	35,024	33,360	35,307
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	2.8	2.6

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
棚卸資産[期末在高] ・Inventories [end of period]	35,895	35,024	33,811	32,360	34,437	33,360	33,804	32,877	34,207	35,307	36,869	36,165
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.2	3.1	3.0	2.9	2.8	2.8	2.7	2.6	2.6	2.8	2.7

20. 人員・Number of Employees



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	1,575	1,516	1,445	1,323	1,316
欧州・Europe	2,000	2,102	2,082	1,821	1,809
アジア・Asia	5,838	6,411	7,346	11,925	15,102
日本・Japan	3,553	3,282	3,150	3,023	3,007
総従業員数・Number of Total Employees	12,966	13,311	14,023	18,092	21,234

	2002.9	2003.9	2004.9
北米・North America	1,496	1,365	1,276
欧州・Europe	2,099	1,851	1,800
アジア・Asia	6,865	8,555	13,775
日本・Japan	3,251	3,142	3,021
総従業員数・Number of Total Employees	13,711	14,913	19,872

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.
北米・North America	1,508	1,496	1,386	1,445	1,434	1,365	1,328	1,323	1,262	1,276	1,301	1,316
欧州・Europe	2,125	2,099	2,085	2,082	2,050	1,851	1,801	1,821	1,837	1,800	1,785	1,809
アジア・Asia	6,500	6,865	7,046	7,346	7,759	8,555	9,333	11,925	12,783	13,775	14,649	15,102
日本・Japan	3,273	3,251	3,269	3,150	3,077	3,142	3,127	3,023	3,032	3,021	2,997	3,007
総従業員数・Number of Total Employees	13,406	13,711	13,786	14,023	14,320	14,913	15,589	18,092	18,914	19,872	20,732	21,234

21. 通期 事業の種類別セグメント情報〔成長性と収益性〕・Annual Sales Growth and Profitability by Business Segment


Apr.1, 2004～Mar.31, 2005 VS Apr.1, 2003～Mar.31, 2004
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics and Service are omitted.
Consolidated Basis
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Apr.1, 2004 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.1%	22.6%
Photonics	8.1%	161.2%
Vision Care	18.0%	-3.3%
Health Care	22.7%	10.7%
Crystal	-11.3%	-15.0%
Service	10.0%	26.4%
CONSOLIDATED	27.6%	13.5%

Apr.1, 2003 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	21.2%
Photonics	-1.9%	-25.0%
Vision Care	17.8%	4.0%
Health Care	22.1%	6.2%
Crystal	-11.3%	-35.7%
Service	8.5%	-11.3%
CONSOLIDATED	25.1%	10.2%

22. 通期 所在地別セグメント情報〔成長性と収益性〕・Annual Sales Growth and Profitability by Geographical Segment


Apr.1, 2004～Mar.31, 2005 VS Apr.1, 2003～Mar.31, 2004
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
Consolidated Basis
日本・Japan
アジア・Asia
欧州・Europe
北米・North America
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Apr.1, 2004 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.2%	22.6%
北米・North America	0.2%	-7.1%
欧州・Europe	17.2%	-9.8%
アジア・Asia	30.7%	2.0%
CONSOLIDATED	27.6%	13.5%

Apr.1, 2003 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.3%	13.4%
北米・North America	5.5%	-7.4%
欧州・Europe	23.6%	14.8%
アジア・Asia	24.7%	6.0%
CONSOLIDATED	25.1%	10.2%

23. 「参考」グループ連結経営(2005.3.31.現在) / HOYA's Global Group Management (As of March 31, 2005)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援 (Legal & Financial Support)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))★	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. ☆ HOYA GLASS DISK MALAYSIA SDN. BHD. ☆ HOYA ELECTRONICS KOREA CO., LTD. ☆☆☆ HOYA GLASS DISK VIETNAM LTD. ★★★	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. ★★ MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. ☆☆	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC. HOYA LENS OF NEW ORLEANS, INC. ★★★★	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※ : 持分法適用会社 / Affiliates accounted for by the equity method
☆ : 2004年6月に社名変更。/Renamed in June 2004.
☆☆ : 2005年3月期第1四半期に買収/Acquired in 2005-1Q.
☆☆☆ : 2005年3月期第2四半期に設立/ Established in 2005-2Q.
★ : 2004年10月に組織変更/ Reorganized in October 2004.
★★ : 2004年10月に社名変更/ Renamed in October 2004.
★★★ : 2005年3月期第3四半期に設立/ Established in 2005-3Q.
★★★★ : 2005年3月期第4四半期に設立/ Established in 2005-4Q.

Exhibit 1

April 20, 2005

To whom it may concern

Hiroshi Suzuki, President & CEO
HOYA CORPORATION
Stock Code : 7741
(Tokyo Stock Exchange 1st Section)

Notification of Issuing New Share Subscription Rights as Stock Options

In a meeting of the Board of Directors on April 20, 2005, HOYA CORPORATION "the Company" resolved to submit a proposal to grant subscription rights to the Directors, Executive Officers and employees of the Company and its subsidiaries as stock options in accordance with Article 280-20 and Article 280-21 of the Commercial Code at the 67th annual shareholders' meeting scheduled to be held on June 17, 2005.

1. Reason for the issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions:
   To raise the morale of and afford incentives to the Directors, Executive Officers and employees of the Company and its subsidiaries to contribute to achieving much improved results and secure good human resources, the Company intends to issue new share subscription rights to the Directors, Executive Officers and employees of the Company and its subsidiaries, as described in paragraph 3 below.

2. Qualified grantees of new share subscription rights:
   Directors, Executive Officers and employees of the Company and its subsidiaries.

3. Outline of the issuance of new share subscription rights:
   (i) Class and number of shares to be issued upon exercise of new share subscription rights:
   Not exceeding 300,000 shares of common stock of the Company.
   Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any

fraction of one share occurring upon such adjustment discarded.

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(ii) Total number of new share subscription rights to be issued:
Not exceeding 3,000 rights.
(Number of shares to be issued for each new share subscription right: 100 shares; provided, however, that in case of an adjustment to the number of shares as set forth in item (i) above, the adjustment shall be made similarly.)

(iii) Issue price of a new share subscription right:
Free of charge.

(iv) Amount to be paid in upon exercise of a new share subscription right:
A paid-in amount upon exercise of each new share subscription right shall be an amount obtained by multiplying by the number of shares to be issued for each new share subscription right as set forth in item (ii) above, a paid-in amount per share to be determined below:

The paid-in amount per share shall be the closing price (regular transaction) of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day on which a resolution for the issuance of the new share subscription rights is adopted (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(v) New share subscription right exercise period:

From October 1, 2006 to September 30, 2015. Provided, however, that subject to a contract of granting new share subscription rights to be entered into individually between a relevant grantee of the rights and the Company (a "Contract"), the exercise of the new share subscription rights during the said period may be restricted.

(vi) Terms and conditions of the exercise of new share subscription rights:

(1) Any grantee of new share subscription rights shall remain in office as Director, Executive Officer or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other good reason.

(2) No new share subscription right so granted can be inherited.

(3) No new share subscription right so granted can be assigned, given in pledge or otherwise disposed of.

(4) In a Contract, the Company shall have the right to fix the maximum number of the new share subscription rights exercisable, or the maximum aggregate issue prices of shares to be issued upon exercise of the new share subscription rights, in each year (from January 1 to December 31) during the new share subscription right exercise period.

(5) Any other term and condition shall be governed by a Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the new share subscription rights.

(vii)Cancellation of new share subscription rights:

(1) In the event that a merger agreement under which the Company shall be merged is approved or a proposition for the approval of a share exchange agreement or a proposition on a share transfer under which the Company shall become a wholly-owned subsidiary is adopted at a General Meeting of Shareholders, the Company may cancel the new share subscription rights

without consideration.

(2) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights or waives all or part of his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.

(viii) Detailed terms and conditions:
The detailed terms and conditions concerning the new share subscription rights shall be determined by resolution at a meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Note: The above items are contingent upon the approval of the proposal to grant subscription rights as stock options at the 67th annual shareholders' meeting scheduled to be held on June 17, 2005.

Exhibit 2

April 20, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Appointment of New Independent Auditor

In a meeting of the board of directors on April 20, 2005, HOYA CORPORATION "the Company" resolved to submit a proposition for the appointment of its new independent auditor to the 67th Annual Shareholders' Meeting in accordance with the provision of Article 193-2-1 of the Securities Exchange Law. This is based on decision of the Company's Audit Committee held on March 24, 2005, and is subject to approval at the 67th Annual Shareholders' Meeting, scheduled to be held on June 17, 2005. The details are as follow.

1. The reason of appointment
The conclusion of the 67th Annual Shareholders' Meeting, scheduled on June 17, 2005, will mark the end of the term of the Deloitte Touche Tohmatsu as the company's independent auditor. The Company is to appoint AZSA & Co. as new independent auditor.

2. Name of new independent auditor
Name: AZSA & Co.
Address: AZSA Center Bldg., 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

3. Name of current independent auditor
Name: Deloitte Touche Tohmatsu
Address: MS Shibaura Bldg., 4-13-23 Shibaura, Minato-ku, Tokyo

4. Date of appointment
June 17, 2005 (Scheduled date for the 67th Annual Shareholders' Meeting)

Exhibit 3

HOYA

April 20, 2005

QUARTERLY REPORT

4th Quarter : for the three months ended March 31, 2005

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in the year ended March 31, 2005 are unaudited.
3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

April 20, 2005

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the fourth quarter (three months ended March 31, 2005 and 2004)

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended March 31, 2005	2004	Variance (%)
Net sales	76,938	71,057	8.3
Operating income	19,138	19,551	-2.1
Ordinary income	20,440	19,068	7.2
Net income	15,118	10,205	48.1
Basic net income per share(Yen)	135.18	91.28	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Mar. 31, 2005	As of Dec. 31, 2004	As of Mar. 31, 2004
Total assets	351,482	329,739	289,887
Shareholders' equity	277,889	260,157	218,978
Shareholders' equity ratio	79.1%	78.9%	75.5%
Shareholders' equity per share (Yen)	2,494.37	2,336.53	1,967.60

(3)Conditions of Cash Flow	Three months ended March 31, 2005	2004
Net cash provided by operating activities	27,784	23,968
Net cash used in investing activities	-7,047	-8,078
Net cash provided by (used in) financing activities	483	-595
Cash and cash equivalents at end of period	112,874	80,425

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Mar. 31, 2005
Net sales	76,938
Operating income	19,138
Ordinary income	20,440
Net income	15,118
Net income per share(Yen)	135.18

During the quarter under review, while continuing capital investments for the future and the development of new products in digital home appliance related products, the driving force in the economy, production adjustments due to the downturn in growth in demand for some products and price reductions resulting from reinforced production capacity were evident in the market, bringing a deterioration in business confidence.

In the currency market during the quarter under review, the US dollar depreciated by 1.8%, while the euro appreciated by 3.0%, all against the yen, on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products due to the effects of the active reinforcement of production capacity by clients and new product development. In the Vision Care division, though conditions were tough in markets in Europe, moderate growth was achieved in the other markets. In the Health Care division, sales were firm in high-function products. As a result, consolidated sales during the quarter under review increased 8.3% year-on-year to 76,938 million yen.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.77
120.22
122.68
128.44
119.00
136.94
119.25
131.11
130.22
132.33
116.20
132.47
134.87
137.95
137.62
121.83
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, orders for high-precision products remained firm in the Electro-Optics sector and operating income increased in spite of negative influences from restriction of prodution or inventory adjustment. In the Eye Care sector, operating income decreased on a year-on-year basis as there was a special large order in the same period last year. For the Group overall, operating income for the quarter decreased 2.1% on a year-on-year basis. On the contrary, ordinary income and net income for the quarter increased 7.2% and 48.1% respectively on a year-on-year basis. Net income per share for the quarter increased 43.90 yen year-on-year to 135.18 yen.

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
12,598
10,848
6,868
13,951
14,179
7,977
13,433
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Operating Income
Ordinary Income
Net Income

Note : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In mask blanks for semiconductor production, there was a negative market trend as inventory adjustment and the sales decreased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders for high-precision products and next-generation products over the same term in the previous year. Though the prices of large LCD masks continued to fall due to expanded LCD panel supply capacity and market conditions are severe, panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In glass disks for hard disk drives (HDDs), an expansion in HDD applications to portable music players and other devises stimulated a favorable expansion in demand and the sales increased broadly. The sales of the Nippon Sheet Glass Co.,Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included beginning in the 1st quarter, resulting in a increase in sales on a year-on-year basis.

In optical products, as the momentum of digital cameras in the market slowed, and due to strict inventory adjustment, the sales decreased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present term, which brought a significant increase over the same term in the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of previous fiscal year.

Quarterly Net Sales of Information Technology (Millions of Yen)


50,000
40,000
30,000
20,000
10,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Electro-Optics
Photonics

2. Eye Care

Vision Care

Moderate recovery continues in the domestic eyeglass lens market. At HOYA, sales grew through the market introduction of new products and the value-added enhancement of progressive lenses and other products. Overall, sales increased on a year-on-year basis.

In overseas markets, sales in the Asia-Oceania region, where HOYA promoted the value-added enhancement of its products, remained solid. In the United States and Europe, we continued to reinforce efforts to realize the value-added enhancement of progressive, high-refraction and other lenses, though, in Germany, Europe's largest market, however, sales decreased in reaction to increased demand stimulated by the reform to the health insurance system during the same quarter in the previous fiscal year. As a result, there was a decline in aggregate sales in overseas markets on a year-on-year basis.

As a result, the overall sales of the division were recovered to the same level as the same period last year.

Health Care

In contact lenses, amidst continued price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by improving face-to-face customer services and expanding sales high value-added products with an added contribution to growth through an increase in customers of newly established retail stores, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)


4,000
3,000
2,000
1,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Crystal
Service

2. Financial Position

	Millions of Yen As of Mar. 31, 2005
Total assets	351,482
Shareholders' equity	277,889
Shareholders' equity ratio	79.1%

At the end of the quarter under review, current assets increased Yen 18,332 million and fixed assets also increased Yen 3,317 million against the end of the previous quarter. As a result, total assets increased Yen 21,743 million. Shareholders' equity increased Yen 17,732million due to increase of retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Mar. 31, 2005
Net cash provided by operating activities	27,784
Net cash used in investing activities	-7,047
Net cash provided by (used in) financing activities	483
Cash and cash equivalents at end of period	112,874

Cash flow from operating activities during the quarter under review amounted to 27,784 million yen, comprised of 17,296 million yen in quarterly income before income taxes and minority interests and 6,196 million yen in depreciation and amortization among others. Free cash flow amounted to 20,737 million yen. As a result, the term-end balance of cash and cash equivalents increased 21,949 million yen from the end of the 3rd quarter.

2. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	As of			
	Mar.31,2005	Dec.31,2004	Variance(%)	Mar.31,2004
ASSETS				
Current assets	232,871	214,539	8.5	193,279
Cash and deposits	112,874	90,925		80,425
Notes and accounts receivable - trade	73,619	77,180		67,274
Inventories	36,165	36,869		32,877
Deferred tax assets	6,500	5,232		7,066
Other current assets	4,947	5,775		6,982
Allowance for doubtful receivables	-1,235	-1,443		-1,347
Fixed asstes	118,288	114,971	2.9	96,445
Tangible fixed assets	95,158	92,954	2.4	78,318
Buildings and structures	25,114	23,605		22,855
Machinery and carriers	45,016	37,486		33,076
Lands	8,937	9,319		9,218
Other tangible fixed assets	16,090	22,542		13,167
Intangible fixed assets	5,489	5,242	4.7	4,556
Investments and other assets	17,640	16,775	5.2	13,570
Investment securities	10,383	9,776		6,537
Deferred tax assets	3,097	2,719		3,012
Other assets	4,461	4,718		4,509
Allowance for doubtful receivables	-301	-438		-487
Deferred charges	322	228	41.2	162
Total Assets	351,482	329,739	6.6	289,887
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	70,792	66,600	6.3	68,252
Notes and accounts payable - trade	24,452	28,634		25,770
Short-term bank loans	194	-		486
Income taxes payable	10,022	8,143		14,398
Accrued bonuses to employees	3,917	1,996		3,722
Other current liabilities	32,204	27,825		23,874
Long-term liabilities	1,970	2,127	-7.4	1,934
Reserve for periodic repairs	542	562		357
Other long-term liabilities	1,427	1,564		1,576
Total Liabilities	72,762	68,727	5.9	70,187
Minority interest	830	855	-2.9	721
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	268,255	253,154	6.0	247,175
Net unrealized gain on available-for-sale securities	37	41	-9.8	-30
Foreign currency translation adjustments	-4,687	-7,012	-33.2	-10,825
Treasury stock - at cost	-7,878	-8,189	-3.8	-39,504
Total Shareholders' Equity	277,889	260,157	6.8	218,978
Total	351,482	329,739	6.6	289,887

notes:

Accumulated depreciation	166,626	162,795	(Million Yen)	150,826
Guarantees of borrowings and lease obligations for customers	1,369	1,230	(Million Yen)	883
Number of shares of treasury stock	967,762	1,006,092	(stocks)	4,857,867

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2004 and 2003)

	Millions of Yen				
	Three months ended				
			Variance		
	Mar.31,2005	Mar.31,2004	Value	(%)	Dec.31,2004
Net sales	76,938	71,057	5,881	8.3	77,786
Cost of sales	40,692	36,877	3,815	10.3	39,491
Gross profit	36,245	34,180	2,065	6.0	38,295
Selling, general and administrative expenses	17,106	14,629	2,477	16.9	16,643
Operating income	19,138	19,551	-413	-2.1	21,652
Non-operating income	1,699	1,290	409	31.7	1,828
Interest income	320	114	206		264
Foreign exchange gains	773	-	773		-
Equity in earnings of affiliates	403	799	-396		1,304
Others	203	376	-173		260
Non-operating expenses	397	1,772	-1,375	-77.6	1,166
Interest expense	1	20	-19		23
Sales Discount	169	-	169		126
Foreign exchange losses	-	623	-623		630
Others	228	1,130	-902		387
Ordinary income	20,440	19,068	1,372	7.2	22,314
Extra-ordinary gains	270	147	123	83.7	103
Gain on sales of property, plant and equipment	65	-	65		45
Others	205	145	60		57
Extra-ordinary losses	3,414	7,291	-3,877	-53.2	869
Loss on close of factory	1,263	-	1,263		-
Maintenance of Environment	793	-	793		86
Loss on impairment	776	2,040	-1,264		26
Loss on disposal of property, plant and equipment	276	513	-237		310
Additional retirement benefits paid to employees	77	238	-161		40
Amortization of goodwill	-	3,300	-3,300		-
Loss on write-down of investment securities	-	149	-149		-
Others	229	1,050	-821		407
Income before income taxes and other items	17,297	11,924	5,373	45.1	21,548
Income taxes - Curent	3,820	5,191	-1,371	-26.4	3,888
Income taxes - Deferred	-1,619	-3,492	1,873	-53.6	1,506
Minority interests in net income	-22	21	-43	-	30
Net income	15,118	10,205	4,913	48.1	16,123
Net income per share(Yen)	135.18	91.28	43.90		144.82

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2005 A	2005 B	influences
Net sales	Million Yen	76,938	76,612	326
Operating income	Million Yen	19,138	19,041	97
Ordinary income	Million Yen	20,440	20,320	120
Net income	Million Yen	15,118	15,021	97

2. Average rates of major foreign currencies

		Three months ended			
		Mar.31,2005	Mar.31,2004	Variance(%)	Dec.31,2004
US$	Yen	105.25	107.13	1.8%	104.52
Euro	Yen	137.62	132.33	-4.0%	137.95
Thail Baht	Yen	2.72	2.72	0.0%	2.62

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2005 and 2004)

	Millions of Yen			
	Three months ended,			
	Mar.31, 2005	Mar.31, 2004	variance	Dec.31, 2004
Additional Paid-In Capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained Earnings				
Balance at the beginning of the period	253,154	236,995	16,159	243,722
Adjustment of retained earnings	15,118	10,205	4,913	16,123
Net income	15,118	10,205	4,913	16,123
Appropriations	17	24	-7	6,693
1. Cash dividends	-	-	-	6,678
2. Loss on deposit of treasury stock	17	24	-7	14
Balance at the end of the period	268,255	247,175	21,080	253,154

(4) Consolidated Statements of Cash Flows (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2005 and 2004)	Millions of Yen Three months ended Mar.31, 2005	 2004	 variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	17,296	11,923	5,373
Adjustments for:			
Income taxes - paid	-1,964	-1,111	-853
Depreciation and amortization	6,196	5,298	898
Loss on impairment of long-lived assets	775	2,040	-1,265
Amortization of Goodwill	-	3,300	-3,300
Reversal of accrued bonuses to employees	1,919	1,846	73
Provision for (Reversal of) reserve for periodic repairs	-20	-85	65
Equity in earnings of affiliates	-402	-799	397
Foreign exchange gain (loss)	-147	77	-224
Loss on write-down of investment securities	-	149	-149
Gain on sales of property, plant and equipment and inv. securities	-65	-	-65
Loss on disposal of property, plant and equipment and inv. securities	275	512	-237
Other	215	262	-47
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	3,404	1,577	1,827
(Increase) decrease in inventories	1,062	1,327	-265
(Increase) decrease in other current assets	795	-329	1,124
Increase (decrease) in notes and accounts payable	-4,351	-1,004	-3,347
Increase (decrease) in other current liabilities	2,796	-1,017	3,813
Total adjustment			
Net cash provided by operating activities	27,784	23,968	3,816
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-6,964	-5,923	-1,041
Proceeds from sales of property, plant and equipment	368	38	330
Purchases of investment securities	-	-12	12
Purchase of goodwill	-	-3,300	3,300
Increase in investments and other assets	-573	-1,076	503
Decrease in investments and other assets	75	70	5
Payment for loans	0	-44	44
Payment from loans	46	2,168	-2,122
Net cash used in investing activities	-7,047	-8,078	1,031
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	190	-811	1,001
Net (increase) decrease in treasury stock	293	217	76
Net cash used in financing activities	483	-595	1,078
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,220	15,294	5,926
Effect of Exchange Rate Changes on Cash and Cash Equivalents	728	-994	1,722
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	90,924	66,125	24,799
CASH AND CASH EQUIVALENTS, END OF PERIOD	112,874	80,425	32,449

Note:

Cash and Cash Equivalents at the End of the Period	Millions of Yen As of Mar. 31, 2005	 2004
Cash and deposits	112,874	80,425
Marketable securities	-	-
Total	112,874	80,425

(5) Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 58 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Mar.31, 2004 : 3 companies increased in total

3 companies increased due to the establishment: HOYA ELECTRONICS KOREA CO. LTD. (Korea)
HOYA GLASSS DISK VIETNAM LTD. (Vietnam)
HOYA LENS OF NEW ORLEANS, INC. (USA)

1company increased due to the acquisition : RADIANT IMAGES, INC. (USA)

1company decreased due to the closing: KOREA OPTICAL GLASS CO., LTD. (Korea)

In comparison to Dec.31, 2004 : 1 company increased in total

1company increased due to the establishment: HOYA LENS OF NEW ORLEANS, INC. (USA)

b. Application of the equity method

In comparison to Mar.31, 2004 :No change

In comparison to Dec.31, 2004 :No change

	as of Mar. 31, 2005	as of Mar. 31, 2004	variance	as of Dec. 31, 2004
Consolidated subsidiaries	58 (do 6, os52)	55 (do 6, os49)	+3 (do-, os +3)	57 (do 6, os51)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	63	60	+3	62
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policies

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Mar.31, 2005			Dec.31, 2004			Mar.31, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	308	148	159	290	131	159	230	70
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	308	148	159	290	131	159	230	70

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Mar.31, 2005	Dec.31, 2004	Mar.31, 2004
Non-marketable stock of subsidiaries	9,486	8,881	5,689
Total	9,486	8,881	5,689
Non-marketable equity securities	588	604	617
Total	588	604	617

3. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities	Mar. 31,	Dec.31,	Mar.31,
Deferred tax assets	2005	2004	2004
Inventories - intercompany unrealized profits	2,166	1,952	1,604
Accrued bonuses to employees	1,529	778	1,409
Accrued enterprise taxes	691	391	1,200
Amortization of goodwill	285	595	1,493
Other	1,828	1,513	1,358
Total amount of deferred tax assets - current	6,500	5,232	7,066
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwilland property, plant and equipment	1,876	1,927	2,069
Loss on impairment of long lived assets	861	858	824
Loss on close of factory	510	-	-
Allowance for doubtful receivables	117	153	181
Other deferred tax assets	681	727	859
Total amount of deferred tax assets - fixed	4,047	3,666	3,934
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-434	-445	-467
Special depreciation reserve	-313	-308	-289
Net unrealized gain on available-for-sale securities	-35	-27	-
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-949	-947	-922
Net amount of deferred tax assets - fixed	3,097	2,719	3,012

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Mar.31,2005	Mar.31,2004	Dec.31,2004
Statutory tax rate of the Company	40.4 %	41.7 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-17.4	-22.0	-14.0
Expenses not permanently deductible for income tax purposes	1.1	0.9	0.3
Per capita portion	0.1	0.3	0.1
Non-taxable dividend income	-	-	-0.3
Intercompany cash dividend and transactions	-8.4	-	0.3
Equity in earnings of affiliates	-0.9	-	-2.4
Tax credit on experiment and research expenses	-1.1	-5.3	-0.8
Other adjustment - net	-1.1	-1.4	1.4
Effective income tax rate	12.7	14.2	25.0

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen		
	Three months ended		
	Mar.31,		Dec.31,
(2) Breakdown of expenses for employees' retirement benefits	2005	2004	2004
Additional expense incurred to dissolved contributory funded pension plan	-	-	-
Additional retirement benefits paid to employees	77	238	40
Expenses for employees' retirement benefits	77	238	40

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has adopted impairment accounting for fixed assets :

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Three months ended Mar.31, 2005	Three months ended Mar.31, 2004	Three months ended Dec.31, 2004
Buildings	-	1,004	-
Machinery	6	461	12
Furniture and equipment	2	67	9
Assets on lease	-	276	-
Others	1	230	5
Total	9	2,040	26

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Three months ended Mar.31, 2005	Three months ended Mar.31, 2004	Three months ended Dec.31, 2004
Land	449	-	-
Buildings and Others	317	-	-
Total	766	-	-

3.Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Fourth quarter : for the three months ended March 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	40,937	2,378	24,499	7,811	831	479	76,938	-	76,938
Intersegment	58	67	1	0	6	1,241	1,375	(1,375)	-
Total	40,996	2,446	24,500	7,811	837	1,721	78,313	(1,375)	76,938
Operating expenses	26,425	2,481	20,285	6,202	1,156	1,566	58,118	(318)	57,799
Operating income	14,571	-35	4,215	1,608	-318	154	20,195	(1,056)	19,138
Operating margin	35.5%	-1.5%	17.2%	20.6%	-38.0%	9.0%	25.8%	-	24.9%
Assets	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
Depreciation	4,290	30	1,631	180	-	47	6,182	14	6,196
Loss on impairment	-	766	-	-	9	-	776	-	776
Capital Expenditures	6,762	87	1,879	136	8	49	8,923	0	8,923
R&D Expenses	1,743	252	281	187	7	-	2,474	-	2,474
Number of employees (p)	13,462	226	6,464	601	168	256	21,177	57	21,234

Fourth quarter : for the three months ended March 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	37,545	627	24,428	7,194	902	361	71,057	-	71,057
Intersegment	36	0	8	0	8	1,324	1,376	(1,376)	-
Total	37,581	627	24,435	7,195	911	1,686	72,433	(1,376)	71,057
Operating expenses	25,015	677	19,231	5,465	1,265	1,522	53,177	(1,672)	51,506
Operating income	12,565	-50	5,203	1,729	-355	163	19,256	295	19,551
Operating margin	33.4%	-8.0%	21.3%	24.0%	-39.0%	9.7%	26.6%	-	27.5%
Assets	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
Depreciation	3,553	8	1,485	133	93	6	5,280	19	5,298
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
Capital Expenditures	9,773	1	1,774	248	72	0	11,867	1	11,868
R&D Expenses	1,929	47	326	211	9	-	2,524	79	2,603
Number of employees (p)	11,039	76	5,944	556	169	258	18,042	50	18,092

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	3,392	1,751	71	617	-71	118	5,881	-	5,881
Variance	9.0%	279.3%	0.3%	8.6%	-7.9%	32.7%	8.3%	-	8.3%
Intersegment	22	67	-7	0	-2	-83	-1	1	-
Total	3,415	1,819	65	616	-74	35	5,880	1	5,881
Operating expenses	1,410	1,804	1,054	737	-109	44	4,941	1,354	6,293
Operating income	2,006	15	-988	-121	37	-9	939	-1,351	-413
Variance	16.0%	-	-19.0%	-7.0%	-	-5.5%	4.9%	-	-2.1%
Assets	30,398	5,901	-1,317	-543	-906	418	33,953	27,643	61,595
Depreciation	737	22	146	47	-	41	902	-5	898
Loss on impairment	-	766	-	-	-2,031	-	-1,264	-	-1,264
Capital Expenditures	-3,011	86	105	-112	-64	-	-2,944	-1	-2,945
R&D Expenses	-186	205	-45	-24	-2	-	-50	-79	-129
Number of employees (p)	2,423	150	520	45	-1	-2	3,135	7	3,142

*Elimi. or corp. : Eliminations or corporate

Notes:

1. **Products and Services of each Business Division:**

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Placement of temporary staff, etc.

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to the Photonics sector beginning in the present term. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2005 and 2004 are as follows:

2005	837 Million Yen
2004	932 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2005 and 2004 are as follows:

2005	75,075 Million Yen
2004	52,594 Million Yen

(2) Geographical Segments

Fourth quarter : for the three months ended March 31, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	57,034	7,273	8,894	3,736	76,938	-	76,938
Intersegment	4,467	112	66	23,318	27,965	(27,965)	-
Total	61,501	7,386	8,960	27,054	104,903	(27,965)	76,938
Operating expenses	52,122	7,554	7,557	19,387	86,621	(28,822)	57,799
Operating income	9,378	-167	1,403	7,667	18,281	857	19,138
Operating margin	15.3%	-2.3%	15.7%	28.3%	17.4%	-	24.9%
Assets	165,938	17,128	32,927	104,191	320,185	31,297	351,482

Fourth quarter : for the three months ended March 31, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	50,656	7,718	9,353	3,330	71,057	-	71,057
Intersegment	4,195	22	13	16,705	20,936	(20,936)	-
Total	54,851	7,740	9,365	20,035	91,992	(20,936)	71,057
Operating expenses	45,845	6,985	7,027	13,706	73,563	(22,058)	51,506
Operating income	9,006	755	2,339	6,329	18,429	1,123	19,551
Operating margin	16.4%	9.8%	25.0%	31.6%	20.0%	-	27.5%
Assets	161,335	19,058	26,691	66,337	273,423	16,464	289,887

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	6,378	-445	-459	406	5,881	-	5,881
Variance	12.6%	-5.8%	-4.9%	12.2%	8.3%	-	8.3%
Intersegment	272	90	53	6,613	7,029	-7,029	-
Total	6,650	-354	-405	7,019	12,911	-7,029	5,881
Operating expenses	6,277	569	530	5,681	13,058	-6,764	6,293
Operating income	372	-922	-936	1,338	-148	-266	-413
Variance	4.1%	-	-40.0%	21.1%	-0.8%	-	-2.1%
Assets	4,603	-1,930	6,236	37,854	46,762	14,833	61,595

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2005 and 2004 are as follows:

   2005 845 Million Yen   2004 778 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2005 and 2004 are as follows:

   2005 72,840 Million Yen   2004 47,511 Million Yen

(3) Sales to Foreign Customers

Fourth quarter : for the three months ended March 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,684	9,415	17,163	6	36,268
Total Consolidated Net Sales (B)					76,938
Overseas Sales ratio A/B	12.6%	12.2%	22.3%	0.0%	47.1%
Regional Sales ratio	26.7%	26.0%	47.3%	0.0%	100.0%

Fourth quarter : for the three months ended March 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,268	10,052	12,789	6	33,115
Total Consolidated Net Sales (B)					71,057
Overseas Sales ratio A/B	14.5%	14.1%	18.0%	0.0%	46.6%
Regional Sales ratio	31.0%	30.4%	38.6%	0.0%	100.0%

Ref : Differences between the three months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-584	-637	4,374	0	3,153
Total Consolidated Net Sales (B)					5,881
Variance of Overseas Sales	-5.7%	-6.3%	34.2%	0.0%	9.5%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

4.Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

(Three months ended March 31, 2005 and 2004)

Business Category / Company	Three months ended Mar.31,2005		Three months ended Mar.31,2004		Variance Value	Variance %	Three months ended Dec.31, 2004	
	Millions of Yen	[%]						
Electro-Optics								
Domestic	20,950	(51.2)	20,848	(55.5)	102	0.5	22,329	(52.9)
Overseas	19,987	(48.8)	16,696	(44.5)	3,291	19.7	19,885	(47.1)
total	40,937	[53.2]	37,545	[52.8]	3,392	9.0	42,214	[54.3]
Photonics								
Domestic	1,866	(78.5)	194	(30.9)	1,672	861.9	1,581	(61.8)
Overseas	512	(21.5)	432	(69.1)	80	18.5	977	(38.2)
total	2,378	[3.1]	627	[0.9]	1,751	279.3	2,558	[3.3]
Information Technology								
Domestic	22,816	(52.7)	21,043	(55.1)	1,773	8.4	23,911	(53.4)
Overseas	20,500	(47.3)	17,129	(44.9)	3,371	19.7	20,862	(46.6)
total	43,316	[56.3]	38,171	[53.7]	5,145	13.5	44,773	[57.6]
Vision Care								
Domestic	9,040	(36.9)	8,663	(35.5)	377	4.4	9,074	(38.1)
Overseas	15,459	(63.1)	15,766	(64.5)	-307	-1.9	14,732	(61.9)
total	24,499	[31.8]	24,428	[34.4]	71	0.3	23,806	[30.6]
Health Care								
Domestic	7,599	(97.3)	7,100	(98.7)	499	7.0	7,622	(97.6)
Overseas	212	(2.7)	94	(1.3)	118	125.5	185	(2.4)
total	7,811	[10.2]	7,194	[10.1]	617	8.6	7,807	[10.0]
Eye Care								
Domestic	16,639	(51.5)	15,763	(49.8)	876	5.6	16,696	(52.8)
Overseas	15,672	(48.5)	15,860	(50.2)	-188	-1.2	14,917	(47.2)
total	32,311	[42.0]	31,623	[44.5]	688	2.2	31,614	[40.6]
Crystal								
Domestic	735	(88.4)	775	(85.9)	-40	-5.2	789	(83.1)
Overseas	96	(11.6)	127	(14.1)	-31	-24.4	161	(16.9)
total	831	[1.1]	902	[1.3]	-71	-7.9	950	[1.2]
Service								
Domestic	479	(100.0)	361	(100.0)	118	32.7	449	(100.0)
Overseas	-	(-)	-	(-)	-	-	-	(-)
total	479	[0.6]	361	[0.5]	118	32.7	449	[0.6]
Lifestyle Refinement								
Domestic	1,215	(92.7)	1,137	(90.0)	78	6.9	1,238	(88.5)
Overseas	96	(7.3)	127	(10.0)	-31	-24.4	161	(11.5)
total	1,311	[1.7]	1,263	[1.8]	48	3.8	1,399	[1.8]
Total Net Sales								
Domestic	40,670	(52.9)	37,942	(53.4)	2,728	7.2	41,846	(53.8)
Overseas	36,268	(47.1)	33,115	(46.6)	3,153	9.5	35,940	(46.2)
Total	76,938	[100.0]	71,057	[100.0]	5,881	8.3	77,786	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Exhibit 5